

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2010

Robert J. Sprowls
President and Chief Executive Officer
American States Water Company
Golden State Water Company
630 E. Foothill Boulevard
San Dimas, CA 91773-1212

      Re: American States Water Company
                File No. 001-14431
                Golden State Water Company
                File No. 001-12008
                Form 10-K
                Filed March 12, 2010

Dear Sprowls:

      We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                H. Christopher Owings
                Assistant Director